EXHIBIT 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	NINE MONTHS ENDED SEPTEMBER 30,
	2003	2004
	(As restated)
Computation of Earnings:
Income (loss) from continuing operations before income taxes, minority interests and cumulative effect of change accounting principle	$(306,791)	$(222,776)
Add:
Fixed charges (as computed below)	220,363	197,521

	$(86,428)	$(25,255)

Computation of Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends:
Interest expense	$135,204	$158,193
Amortization of deferred financing costs, discounts on long-term debt and dividends on preferred stock	54,724	7,978
Interest component of operating lease expense	30,435	31,350

Fixed charges	220,363	197,521
Preferred stock dividends	45,900	28,864

Combined fixed charges and preferred stock dividends	$266,263	$226,385

Ratio of Earnings to Fixed Charges	—	—

Deficiency of Earnings to Cover Fixed Charges	$306,791	$222,776

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—

Deficiency of Earnings to Cover Combined Fixed Charges and Preferred Stock Dividends	$352,691	$251,640